UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
3PAR Inc.
(Name of Subject Company (Issuer))
Dell Trinity Holdings Corp.
(Offeror)
an indirect, wholly-owned subsidiary of
Dell Inc.
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, $0.001 par value per share
(Title of Class of Securities)
88580F 10 9
(CUSIP Number of Class of Securities)
Lawrence P. Tu
Senior Vice President and General Counsel
One Dell Way
Round Rock, Texas 78682
Phone (512) 338-4400
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Jeffrey J. Rosen
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
(212) 909-6000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

SCHEDULE TO
     This filing on Schedule TO relates to a planned tender offer by Dell Trinity Holdings Corp. (the “Purchaser”), a Delaware corporation and an indirect, wholly-owned subsidiary of Dell Inc., a Delaware corporation (“Dell”), to purchase all outstanding shares of Common Stock, par value $0.001 per share, of 3PAR Inc., a Delaware corporation (“3PAR”), to be commenced pursuant to an Agreement and Plan of Merger, dated as of August 15, 2010, by and among Dell, the Purchaser and 3PAR.
     The planned tender offer described in this document and the exhibits hereto has not yet commenced and this document and the exhibits hereto are not an offer to buy or the solicitation of an offer to sell securities. At the time the planned tender offer is commenced, Dell and the Purchaser will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and 3PAR will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to 3PAR’s stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website: www.sec.gov.
Item 12. Exhibits

Exhibit	Exhibit Name
99.1	Emails responding to various 3Par employees

99.2	Email distributed to EqualLogic users and customers on August 18, 2008